UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 4, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

Controlled Subsidiary Investment – Beavercreek Member LLC

On February 13, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Beavercreek Member LLC (“RSE Evergreen Controlled Subsidiary”), in which we had the right to receive a preferred economic return. At closing, $100 was transferred, with a deferred equity commitment of $1,999,900 to be drawn as needed (the “RSE Evergreen Controlled Subsidiary Investment”). The RSE Evergreen Controlled Subsidiary planned to use the proceeds to develop a single stabilized multifamily property totaling 180 units located at 19896 Beavercreek Rd, Oregon City, OR 97045 (the “RSE Evergreen Property”).

The RSE Evergreen Controlled Subsidiary Investment was deferred due to unforeseen delays with city approvals of the development plans. During the delay period, the RSE Evergreen Controlled Subsidiary’s business intent changed, and it no longer needed the RSE Evergreen Controlled Subsidiary Investment. Consequently, on October 4, 2019, the RSE Evergreen Controlled Subsidiary terminated the RSE Evergreen Controlled Subsidiary Investment. No additional funds were drawn, apart from the initial $100 transfer at closing. The termination formally memorialized the extinguishment of the RSE Evergreen Controlled Subsidiary Investment, protecting the Company from any future exposure to the RSE Evergreen Controlled Subsidiary Investment and maintaining a positive relationship with a recurring sponsor.

All fees earned at closing by affiliates of our sponsor will be retained.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 16, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 15, 2019